UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41674

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Shengfeng Development Limited

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Shengfeng Building, No. 478 Fuxin East Road
Jin’an District, Fuzhou City
Fujian Province, People’s Republic of China, 350001
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

In connection with the extraordinary general meeting of shareholders of Shengfeng Development Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the following documents, each of which is attached hereto and incorporated herein by reference: (i) the Notice of Extraordinary General Meeting and Proxy Statement; (ii) the Form of Proxy Card; and (iii) the Amended and Restated Articles of Association.

Exhibits

Exhibit No.	Description
99.1	Notice of Extraordinary Shareholder Meeting and Proxy Statement
99.2	Form of Proxy Card
99.3	Amended and Restated Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shengfeng Development Limited
Date: July 28, 2026	By:	/s/ Yongxu Liu
	Name:	Yongxu Liu
	Title:	Chief Executive Officer, President, Director, and Chairman (Principal Executive Officer)